UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-22175
CUSIP NUMBER: 290846104

(CHECK ONE)  ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K  ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  EMCORE Corporation
Former Name if Applicable: Not applicable
Address of Principal Executive Office (Street and Number):  145 Belmont Drive
City, State and Zip Code: Somerset, New Jersey 08873

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

On November 15, 2006, EMCORE Corporation (the “Company”) announced that a Special Committee of the Company’s Board of Directors, comprised solely of independent directors, completed a voluntary review of the Company’s historical stock option grant procedures initiated by senior management. The key findings and conclusions of the Special Committee are summarized in a Current Report on Form 8-K and a press release filed on November 15, 2006.

The Special Committee recommended, among other things, that the Company should recognize, for accounting purposes, additional compensation expense with respect to certain stock option grants. The Company is continuing to review the findings of the Special Committee, the specific facts of the Company’s stock option grants, and the relevant authoritative accounting guidance, including the guidance regarding stock option granting practices recently published by the SEC to determine (i) the precise amount of non-cash compensation charges for equity-based compensation, (ii) the related tax consequences to the Company and its employees, (iii) for which specific prior periods a restatement of its historical financial statements may be required, and (iv) the precise impact of the additional non-cash compensation charges, tax consequences and restatements, if any, on its financial statements for the fiscal year ended September 30, 2006 and the quarter ended December 31, 2006. Accordingly, the Company is unable to file its Form 10-Q for its first fiscal quarter ended December 31, 2006 within the prescribed time period and does not currently anticipate that it will be able to file this Form 10-Q by February 14, 2007, the extended deadline provided under Rule 12b-25(b)(2)(ii).

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Howard W. Brodie         (732)                  271-9090
        (Name)    (Area Code)   (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐Yes  ☒No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? (*) ☐Yes  ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company noted in its Current Report on Form 8-K filed on November 6, 2006 that the non-cash charges for stock-based compensation expenses that it expects to record principally will affect fiscal years 2000-2003. However, as described above, the Company has not yet determined the precise impact of such charges and any related tax consequences on its financial statements, including those for years after 2003. Accordingly, at this time the Company cannot reliably anticipate whether, and to what extent, change would occur in the results of operations for the financial statements to be included in its Form 10-K for the fiscal year ended September 30, 2006 or in its financial statements to be included in its Form 10-Q for the fiscal quarter ended December 31, 2006.

This notification of late filing on Form 12b-25 contains forward-looking statements regarding the Company’s expectations concerning the impact of anticipated non-cash charges for stock-based compensation expenses on its financial statements. These forward-looking statements are based on the Company’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including risks and uncertainties relating to developments in regulatory and legal guidance regarding stock option grants and accounting for such grants. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

EMCORE Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Date: February 12, 2007    By:  /s/ Thomas G. Werthan
                                                               Name: Thomas G. Werthan
                                                                    Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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ATTENTION
International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).